VIA EDGAR

July 25, 2011

Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20002

(Tel) 202-551-3611

(Fax) 703-813-6982

Dear Ms. Anne Nguyen Parker,

Subject: Response – re: Information Statement on Schedule 14C Filed December 21, 2010, File No. 0-28911

I am President of Cannabis Science, Inc. (the “Company”) and write this letter on behalf of the Company.  We furnish the following responses to your email letter of July 6, 2011, with respective number references corresponding to the item number requested in your aforementioned letter.

1.

We have updated our Company address on page 2 of the Information Statement in conformity with the remainder of the document.  In addition, we have are proceeding with filing a Company Update on EDGAR to update the Company’s corporate address.

2.

We have reinserted the tabular under New Share Structure on page 6 of the Information Statement that was previously and erroneously omitted.

3.

We have filed an amended Schedule 14c Information Statement in conjunction with our responses to your comments and inquiries and noted the correct EDGAR form tag as PRER14C to identify this as an amended filing.

In addition, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review our responses and amended Schedule 14C.  Should you require further information or clarification on any furnished responses, please do not hesitate to contact us at via email to info@cannabisscience.com.

Sincerely,

CANNABIS SCIENCE, INC.

/s/ Dr. Robert Melamede
Dr. Robert Melamede

President and CEO